SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )

INARI MEDICAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45332Y109
(CUSIP Number)

November 18, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons CVF, LLC	
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐	
3	SEC use only	
4	Citizenship or place of organization Delaware	
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 2,941,665
	6	Shared voting power --
	7	Sole dispositive power 2,941,665
	8	Shared dispositive power --
9	Aggregate amount beneficially owned by each reporting person 2,941,665	
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐	
11	Percent of class represented by amount in Row (9) 6.03%	
12	Type of reporting person (see instructions) OO	

Item 1.

    (a) **Name of Issuer:**

        Inari Medical, Inc.

    (b) **Address of Issuer's Principal Executive Offices:**

        9 Parker, Suite 100, Irvine, CA 92618

Item 2.

    (a) **Names of Person Filing:**

        CVF, LLC ("CVF")

    (b) **Address of Principal Business Office or, if none, Residence:**

        222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601

    (c) **Citizenship:**

        Delaware

    (d) **Title of Class of Securities:**

        Common Stock, $0.001 par value per share

    (e) **CUSIP Number:**

        45332Y109

Item 3. **If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing.**

        Not applicable.

Item 4. Ownership.

    (a) **Amount beneficially owned:** See row 9 of the cover page.

    (b) **Percent of class:** See row 11 of the cover page.

    (c) **Number of shares as to which the person has:**

        (i)   Sole power to vote or direct the vote: See row 5 of the cover page.

        (ii)   Shared power to vote or to direct the vote: See row 6 of the cover page.

        (iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page.

        (iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page.

Percent of class is based on (i) the number of shares held by CVF as of November 18, 2020, and (ii) the number of shares of common stock outstanding as of November 6, 2020 (48,710,821) as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

Item 5.   **Ownership of Five Percent or Less of a Class.**

Not applicable.

Item 6.   **Ownership of More Than Five Percent on Behalf of Another Person.**

Not applicable.

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.**

Not applicable.

Item 8.   **Identification and Classification of Members of the Group.**

Not applicable.

Item 9.   **Notice of Dissolution of Group.**

Not applicable.

Item 10.   **Certifications.**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2020 **CVF, LLC**

By: */s/ Richard H. Robb*

Its: Manager

4833-7607-9314, v. 1